Exhibit (a)(5)(M)

Press Release

Completion of Tender Offer for GrafTech International Ltd. Shares

August 14, 2015

BCP IV GrafTech Holdings LP (“Purchaser”) and Athena Acquisition Subsidiary Inc. (“Acquisition Sub”) announced today that the tender offer for all outstanding shares of common stock of GrafTech International Ltd. (the “Company”) (NYSE: GTI) expired at 12:00 Midnight, New York City time, at the end of August 13, 2015. The depositary for the tender offer has advised Purchaser that, as of the expiration of the tender offer period, 116,266,327 shares of the Company’s common stock (not including 3,192,704 shares subject to guaranteed delivery procedures) were properly tendered and not withdrawn in the tender offer, representing approximately 83.4% of the Company’s shares outstanding. The number of shares of the Company’s common stock tendered into and not withdrawn from the tender offer, together with the number of shares of the Company’s common stock (including the number of shares underlying the Company’s convertible preferred stock) owned by Purchaser and Acquisition Sub, represents approximately 86.4% of the Company’s shares outstanding, (including the number of shares underlying the Company’s convertible preferred stock), thus satisfying the minimum tender condition and the merger condition. All properly tendered shares have been accepted for payment, which will be made in accordance with the terms of the tender offer.

Purchaser and Acquisition Sub intend to promptly complete the acquisition of the Company through a merger, pursuant to the terms of the merger agreement. In the merger, each of the remaining shares of the Company’s common stock will be converted into the right to receive $5.05 per share, in cash, without interest and less any required withholding taxes, which is the same amount per share that was paid in the tender offer, and all convertible preferred stock owned by the Purchaser or Acquisition Sub will be canceled and shall cease to exist. Following the merger, the Company will become a wholly-owned subsidiary of Purchaser, and the Company’s common stock will no longer be listed on the NYSE.

Contact Info

Stockholders’ inquiries should be directed to Georgeson Inc., the Information Agent for this offer, at 866-856-2826.